Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 March 5, 2012

Barclays ETN+ S&P VEQTORTM ETN

The Barclays ETN+ S&P VEQTORTM Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the S&P 500® Dynamic VEQTORTM (Volatility EQuity Target Return) Total Return Index (the “Index”). The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return IndexTM and the volatility component of the Index is represented by the S&P 500 VIX Short-Term FuturesTM Index TR. The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon early redemption based on the performance of the Index less an investor fee.

This document contains important information about the plan of distribution of the ETNs you are purchasing and should be read in conjunction with the pricing supplement, dated February 3, 2012, the prospectus supplement, dated May 27, 2011, and the prospectus, dated August 31, 2010 (together, the “Prospectus”). Defined terms used but not defined herein shall have the meanings ascribed to them in the Prospectus. This pricing supplement, together with the documents listed below, contains the terms of the ETNs you are purchasing. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus, dated August 31, 2010: http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement, dated May 27, 2011: http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Pricing Supplement, dated May 27, 2011: http://www.sec.gov/Archives/edgar/data/312070/000119312511153254/d424b3.htm

•	Pricing Supplement, dated February 3, 2012: http://www.sec.gov/Archives/edgar/data/312070/000119312512038450/d293789d424b2.htm

On the inception date, we issued $250,000,000 principal amount of the ETNs, of which $10,000,000 principal amount were sold at 100% of their principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. An additional $250,000,000 principal amount of the ETNs were issued on February 8, 2012. As of the date hereof, we have sold a further $247,296,500 principal amount of the ETNs through Barclays Capital Inc., as agent, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. did not receive an agent’s commission in connection with these sales.

On March 14, 2012 and March 27, 2012 (each, a “Date of Sale”), we intend to sell a further $[        ] principal amount of the ETNs to UBS Financial Services Inc. for resale to the public at a price equal to 100% of the closing indicative value of the ETNs on the relevant Date of Sale (the “Price to Public”). UBS Financial Services Inc. will purchase such ETNs from us as dealer acting as principal and may resell such ETNs to clients with advisory accounts (“Advisory Clients”). With respect to the ETNs sold to Advisory Clients, UBS Financial Services Inc. will purchase the ETNs from us at a price equal to 100% of the closing indicative value of the ETNs on the relevant Date of Sale and will not retain a dealer’s commission. Accordingly, the aggregate proceeds to Barclays Bank PLC of ETNs sold to Advisory Clients will be 100% of the Price to Public, for a total of $[        ]. Orders to purchase ETNs which are accepted by UBS Financial Services Inc. will be executed at the Price to Public, which will be determined at the close of business on the relevant Date of Sale. You may modify or cancel your order at any time prior to 12:00 noon EST on the relevant Date of Sale. Orders received by UBS Financial Services Inc. and not cancelled prior to 12:00 noon EST on the relevant Date of Sale will be executed automatically at the Price to Public without any further action by you. On or prior to the Date of Sale, the price at which you may be able to purchase the ETNs in the secondary market or otherwise may be more or less than the Price to Public on the Date of Sale.

March 5, 2012

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue, Attn: USInvSol Support, New York, NY 10019.